Exhibit 99.1

July 17, 2025

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited (“Company”), have at their meeting held over July 16-17, 2025, considered and approved the following:

1.	Financial results of the Company for the quarter ended June 30, 2025, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

Payment of interim dividend of ₹ 5 per equity share of par value ₹ 2 each to the Members of the Company as on July 28, 2025, being the Record Date. The payment of Interim Dividend will be made on or before August 15, 2025.

Please find enclosed the Audited Standalone and Consolidated financial results under IndAS and Audited Consolidated financial results under IFRS for the quarter ended June 30, 2025, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on July 16, 2025 at 4:10 PM, and finally concluded on July 17, 2025 at 3:30 PM.

Thanking You, For Wipro Limited /s/ M Sanaulla Khan M Sanaulla Khan Company Secretary ENCL: As above

Deloitte Haskins & Sells LLP	Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of WIPRO LIMITED (“the Company”), for the three months ended June 30, 2025 (the “Statement”/“Standalone Financial Results”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

b.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and other comprehensive income and other financial information of the Company for the three months ended June 30, 2025.

Basis for Opinion

We conducted our audit of the Standalone Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Results section below. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited Interim Condensed Standalone Financial Statements for the three months ended June 30, 2025. The Company’s Board of Directors are responsible for the preparation and presentation of the Standalone Financial Results that give a true and fair view of the net profit and other comprehensive income and other financial information of the Company in accordance with the recognition and measurement principles laid down in Ind AS 34 prescribed under section 133 of the Act, read with relevant rules issued

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Results that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the Standalone Financial Results, the Management and Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Standalone Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Standalone Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

Deloitte

Haskins & Sells LLP

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Standalone Financial Results, including the disclosures, and whether the Standalone Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Standalone Financial Results of the Company to express an opinion on the Standalone Financial Results.

Materiality is the magnitude of misstatements in the Standalone Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian Anand Subramanian Partner (Membership No. 110815) UDIN:

Bengaluru, July 17, 2025

WIPRO LIMITED

CIN-L32102KA1945PLC020800; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru-560035, India

Website: www.wipro.com; Email; info@wipro.com; Tel:+9l-80-2844 0011; Fax: +91-80-2844 0054

AUDITED STANDALONE FINANCIAL RESULTS FOR THE THREE MONTHS

ENDED JUNE 30, 2025 UNDER Ind AS

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Income
I	Revenue from operations	171,954	174,294	167,953	685,750
II	Other income	20,423	14,021	6,859	39,477

III	Total Income (I+II)	192,377	188,315	174,812	725,227

IV	Expenses
	a) Purchases of stock-in-trade	268	588	561	2,113
	b) Changes in inventories of stock-in-trade	134	(27)	(39)	90
	c) Employee benefits expense	94,992	95,596	94,604	383,850
	d) Finance costs	2,461	2,537	2,159	10,018
	e) Depreciation, amortisation and impairment expense	3,621	3,885	3,798	15,013
	f) Sub-contracting and technical fees	31,081	28,905	27,301	112,812
	g) Facility expenses	3,356	3,287	3,142	12,350
	h) Travel	3,201	2,690	3,302	11,646
	i) Communication	558	641	521	2,335
	j) Legal and professional charges	1,004	2,286	1,251	7,189
	k) Software license expense for internal use	4,011	4,194	3,776	16,023
	l) Marketing and brand building	777	833	662	3,117
	m) Other expenses	1,737	2,249	537	2,546

	Total Expenses (IV)	147,201	147,664	141,575	579,102

V	Profit before tax (III-IV)	45,176	40,651	33,237	146,125
VI	Tax expense
	a) Current tax	8,959	11,976	9,388	39,934
	b) Deferred tax	(744)	(554)	(198)	(2,940)

	Total tax expense (VI)	8,215	11,422	9,190	36,994

VII	Profit for the period (V-VI)	36,961	29,229	24,047	109,131

VIII	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Re-measurements of the defined benefit plans, net	(183)	(56)	240	316
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(1)	(5)	(2)	(9)
	Deferred taxes relating to items that will not be reclassified to profit or loss	45	24	(62)	(73)
	Items that will be reclassified to profit or loss:
	Net change in time value of option contracts designated as cash flow hedges	(361)	(125)	12	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	225	447	115	193
	Net change in fair value of forward contracts designated as cash flow hedges	45	1,139	296	(787)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	700	438	221	1,189
	Deferred taxes relating to items that will be reclassified to profit or loss	(90)	(469)	(158)	(24)

	Total other comprehensive income for the period, net of taxes	380	1,393	662	557

IX	Total comprehensive income for the period (VII+VIII)	37,341	30,622	24,709	109,688

1

X	Paid up equity share capital (Par value ₹2 per share)	20,965	20,944	10,460	20,944
XI	Reserve excluding revaluation reserves as per balance sheet				613,930
XII	Earnings per equity share
	(Equity shares of par value ₹2/- each)
	(EPS for the three months ended periods are not annualised)
	Basic (in ₹)	3.53	2.80	2.30	10.44
	Diluted (in ₹)	3.52	2.78	2.30	10.40

1.

The audited standalone financial results for the three months ended June 30, 2025 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The Company confirms that its statutory auditors. Deloitte Haskins & Sells LLP have issued audit report with unmodified opinion on the standalone financial results for the three months ended June 30, 2025.

2.

The above audited standalone financial results have been prepared on the basis of the audited interim condensed standalone financial statements, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the standalone financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Vide its order dated June 06, 2025. the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited. Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025. The Scheme has been accounted for under the “Pooling of Interests Method” as prescribed under Appendix C of Ind AS 103, “Business Combinations” as per the terms of the court order. Prior period numbers have been restated to give effect as if this merger had occurred from the beginning of the preceding period in the financial statements i.e. April 01, 2024.

Accordingly, the carrying value of assets, liabilities and reserves pertaining to these entities as appearing in the consolidated financials statements of Wipro Limited has been recognised in the standalone financial statements of Wipro Limited on account of merger effective April 01, 2024.

4.

The Company publishes these standalone financial results along with the consolidated financial results. In accordance with Ind AS 108, “Operating Segments”, the Company has disclosed the segment information in the interim condensed consolidated financial statements and is incorporated in the consolidated financial results.

5.

Gain/(loss) on sale of property, plant and equipment, for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

6.	Other expenses are net of insurance claim received of ₹ 1,805 for the year ended March 31, 2025.

7.

Earnings per share for the three months ended June 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

8.	Events after the reporting period

The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹ 5/- (U.S.$ 0.06) per equity share and ADR (250% on an equity share of par value of ₹ 2/-).

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru Date: July l7, 2025	Rishad A. Premji Chairman

2

Deloitte Haskins & Sells LLP	Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months ended June 30, 2025 (“the Statement”/” Consolidated Financial Results”) being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“the LODR Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	includes the financial results of the entities as listed in note 5 to the Statement;

b.	is presented in accordance with the requirements of Regulation 33 of the LODR Regulations; and

c.

gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act 2013 (“the Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group for the three months ended June 30, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Results under the provisions of the Act and the Rules thereunder and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the LODR Regulations.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No; AAB-8737

Deloitte

Haskins & Sells LLP

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of Consolidated Financial Results by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the LODR Regulations.

Deloitte

Haskins & Sells LLP

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramanian
Anand Subramanian
Partner
(Membership No. 110815)
UDIN:

Bengaluru, July 17, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road,

Bengaluru - 560035, India

Website: www.wipro.com; Email id - info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED

JUNE 30, 2025 UNDER IND AS

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Income
I	Revenue from operations	221,346	225,042	219,638	890,884
II	Other income	10,665	11,883	7,297	38,840

III	Total Income (I+II)	232,011	236,925	226,935	929,724

IV	Expenses
	a) Purchases of stock-in-trade	545	810	664	2,967
	b) Changes in inventories of stock-in-trade	121	31	(2)	195
	c) Employee benefits expense	134,275	133,454	132,293	533,477
	d) Finance costs	3,608	3,767	3,288	14,770
	e) Depreciation, amortisation and impairment expense	6,855	7,217	7,289	29,579
	f) Sub-contracting and technical fees	25,578	24,896	24,767	100,148
	g) Facility expenses	4,198	4,113	4,133	16,067
	h) Travel	3,788	3,158	3,937	14,095
	i) Communication	797	899	993	3,842
	j) Legal and professional charges	1,889	3,133	2,282	11,270
	k) Software license expense for internal use	4,961	4,951	4,605	19,338
	l) Marketing and brand building	883	917	804	3,591
	m) Lifetime expected credit loss/(write-back)	502	365	(26)	324
	n) Other expenses	1,478	2,075	1,647	5,358

	Total Expenses	189,478	189,786	186,674	755,021

V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

VI	Profit before tax (III-IV+V)	42,583	47,430	40,216	174,957

VII	Tax expense
	a) Current tax	10,051	13,056	10,368	45,405
	b) Deferred tax	(833)	(1,507)	(518)	(2,628)

	Total tax expense	9,218	11,549	9,850	42,777

VIII	Profit for the period (VI-VII)	33,365	35,881	30,366	132,180

IX	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss:
	Remeasurements of the defined benefit plans, net	(317)	98	119	323
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(1)	(2,950)	(319)	(3,619)
	Deferred taxes relating to items that will not be reclassified to profit or loss	88	33	(61)	94
	Items that will be reclassified to profit or loss:
	Foreign currency translation differences relating to foreign operations	6,566	1,769	(1,398)	7,216
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of profit and loss	—	(55)	^	(41)
	Net change in time value of option contracts designated as cash flow hedges	(361)	(125)	12	(248)
	Net change in intrinsic value of option contracts designated as cash flow hedges	225	447	115	193
	Net change in fair value of forward contracts designated as cash flow hedges	(4)	1,102	302	(993)
	Net change in fair value of investment in debt instruments measured at fair value through OCI	700	438	221	1,189
	Deferred taxes relating to items that will be reclassified to profit or loss	(77)	(459)	(159)	34

	Total other comprehensive income for the period, net of taxes	6,819	298	(1,168)	4,148

	Total comprehensive income for the period (VIII+IX)	40,184	36,179	29,198	136,328

X	Profit for the period attributable to:
	Equity holders of the Company	33,304	35,696	30,032	131,354
	Non-controlling interests	61	185	334	826

		33,365	35,881	30,366	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	40,120	36,012	28,866	135,480
	Non-controlling interests	64	167	332	848

		40,184	36,179	29,198	136,328

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,965	20,944	l0,460	20,944
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				802,697
XIII	Earnings per equity share (EPS)
	(Equity shares of par value ₹ 2/- each) (EPS for the three months ended periods are not annualised) Basic (in ₹)	3.18	3.41	2.87	12.56
	Diluted (in ₹)	3.17	3.39	2.87	12.52

^	Value is less than ₹ 0.5

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results for the three months ended June 30, 2025.

2.

The above audited consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2025, which are prepared in accordance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. All amounts included in the consolidated financial results (including notes) arc reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

Gain/(loss) on sale of property, plant and equipment for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ 885.

4.	Other expenses are net of insurance claim received ₹ 1,805 for the year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at June 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas	Designit A/S Wipro Bahrain Limited Co. W.L.L. Wipro Czech Republic IT Services s.r.o.	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	U.K. Denmark Denmark Germany Norway Spain Israel Bahrain Czech Republic

Wipro CRM Services

		Wipro 4C Consulting France SAS Wipro CRM Services B.V. Wipro CRM Services ApS Wipro CRM Services UK Limited	Belgium France Netherlands Denmark U.K. Luxembourg Germany Italy Brazil
	Grove Holdings 2 S.á.r.l	Capco Solution Services GmbH The Capital Markets Company Italy Srl Capco Brasil Services E Consultoria Ltda

		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE	UAE
	PT WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt		Hungary
Felelõsségû Társaság
	Wipro Information Technology		Netherlands
Netherlands BV.

Wipro do Brasil Technologia Ltda (1)

Wipro Information Technology Kazakhstan LLP

Wipro Outsourcing Services (Ireland) Limited

Wipro Portugal S.A. (1)

Wipro Solutions Canada Limited

Wipro Technologies Limited

Wipro Technologies Peru SAC

Wipro Technologies W.T. Sociedad Anonima

Wipro Technology Chile SPA

Applied Value Technologies B.V.

Brazil Kazakhstan Ireland Portugal Canada Russia Peru Costa Rica Chile Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Ptc Limited		Singapore
	Wipro (Tianjin) Limited (4)		China

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Travel Services Limited			India

Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA

		Wipro Designit Services, Inc. (1) Wipro Telecom Consulting LLC Wipro VLSI Design Services, LLC Applied Value Technologies, Inc.	USA USA USA USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc.	Wipro Life Science Solutions, LLC		USA USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 100% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV. Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.	Capco Consulting Services LLC Capco RISC Consulting LLC The Capital Markets Company LLC		USA USA USA USA
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd MechWorks S.R.L.		USA U.K. Israel Italy
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands
	Rizing Solutions Canada Inc. Rizing LLC		Canada USA

Aasonn Philippines Inc.

Rizing B.V.

Rizing Consulting Ireland Limited

Rizing Consulting Pty Ltd.

Rizing Geospatial LLC

Rizing GmbH

Rizing Limited

Rizing Consulting USA, LLC (formerly known as Rizing Consulting USA, Inc.)

Rizing Pte Ltd. (5)

Philippines Netherlands Ireland Australia USA Germany U.K. USA Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd. Capco Belgium BV Capco Consultancy (Malaysia) Sdn. Bhd Capco Consultancy (Thailand) Ltd. Capco Consulting Singapore Pte, Ltd. Capco Greece Single Member P.C		South Africa Belgium Malaysia Thailand Singapore Greece

Capco Poland sp. z.o.o

The Capital Markets Company (UK) Ltd

The Capital Markets Company GmbH

The Capital Markets Company Limited

The Capital Markets Company Limited

The Capital Markets Company S.á.r.l

The Capital Markets Company S.A.S

The Capital Markets Company s.r.o

		Capco Austria GmbH Andrion AG	Poland U.K. Germany Austria Hong Kong Canada Switzerland Switzerland France Slovakia
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC.	Wipro Appirio UK Limited	USA Ireland U.K. USA
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland
Wipro do Brasil Technologia Ltda	Wipro do Brasil Servicos Ltda Wipro Do Brasil Sistemas De Informatica Ltda		Brazil Brazil Brazil
Wipro Portugal S.A.	Wipro Technologies GmbH	Wipro Business Solutions GmbH (5) Wipro IT Services Austria GmbH	Portugal Germany Germany Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.

Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia

Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania

As at June 30, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6.	Segment information:

The Company is organised into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT Services offerings to customers organised by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial Services, Energy, Manufacturing and Resources, Capital Markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by Ind AS 108, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2025, March 31, 2025. and June 30, 2024 and year ended March 31, 2025 are as follows:

	Three months ended			Year ended
Particulars	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,097	73,721	67,700	281,824
Americas 2	67,070	68,582	67,338	271,972
Europe	56,817	58,552	60,422	240,077
APMEA	23,816	23,598	23,503	94,351

Total of IT Services	220,800	224,453	218,963	888,224
If Products	728	813	469	2,692

Total segment revenue	221,528	225,266	219,432	890,916

Segment result

IT Services
Americas 1	14,994	16,195	13,687	58,186
Americas 2	13,385	15,513	15,533	61,326
Europe	6,026	8,140	5,873	29,434
APMEA	2,979	3,672	2,441	12,850
Unallocated	750	(4,250)	(1,477)	(10,157)

Total of IT Services	38,134	39,270	36,057	151,639
IT Products	20	28	(47)	(173)
Reconciling Items	(2,430)	(211)	59	(195)

Total segment result	35,724	39,087	36,069	151,271

Finance costs	(3,608)	(3,767)	(3,288)	(14,770)
Finance and other income	10,417	11,819	7,480	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using equity method	50	291	(45)	254

Profit before tax	42,583	47,430	40,216	174,957

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 182, ₹ 224 and ₹ (206) for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024 respectively and ₹ 32 for the year ended March 31, 2025, which is reported as a part of Other income in the consolidated financial results.

d)

Restructuring cost on ₹ 2,469 for the three months ended June 30, 2025, ₹ Nil for the three months ended March 31, 2025 and June 30, 2024 and ₹ Nil for the year ended March 31, 2025 is included under Reconciling segment.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

Particulars	Three months ended			Year ended
	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
Amortisation and impairment expenses on intangible assets	1,625	1,631	1,782	7,909
Change in fair value of contingent consideration	48	(2)	—	(169)

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 436, ₹ 1,195 and ₹ 1,329 for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of gain/(loss) on sale of property, plant and equipment of ₹ 66, ₹ (160) and ₹ 23 for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively and ₹ 606 for the year ended March 31, 2025.

7.

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognised on business combinations. Consequently, the Company has recognised impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortisation and impairment.

8.

Earnings per share for the three months ended June 30, 2024 have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹ 5/- (U.S.$ 0.06) per equity share and ADR (250% on an equity share of par value of ₹ 2/-).

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: July 17, 2025	Chairman

Deloitte Haskins & Sells LLP	Chartered Accountants Prestige Trade Tower, Level 19 46, Palace Road, High Grounds Bengaluru-560 001 Karnataka, India Tel: +91 80 6188 6000 Fax: +91 80 6188 6011

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF WIPRO LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of WIPRO LIMITED (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”) for the three months ended June 30, 2025 (“the Statement”/” Consolidated Financial Results”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement gives a true and fair view in conformity with the recognition and measurement principles laid down in the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the three months ended June 30, 2025.

Basis for Opinion

We conducted our audit of the Consolidated Financial Results in accordance with the Standards on Auditing (“SAs”) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Results section below. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI together with the ethical requirements that are relevant to our audit of the Statement and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s and Board of Directors’ Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements. The Company’s Board of Directors are responsible for the preparation and presentation of the Consolidated Financial Results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in IAS 34 as issued by IASB.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Consolidated Financial Results by the Directors of the Company, as aforesaid.

Regd. Office: One International Center, Tower 3, 32nd floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai-400 013, Maharashtra, India. Deloitte Haskins & Sells LLP is registered with Limited Liability having LLP identification No: AAB-8737

Deloitte

Haskins & Sells LLP

In preparing the Consolidated Financial Results, the respective Management and Board of Directors of the companies included in the Group are responsible for assessing the ability of respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

•

Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Results, including the disclosures, and whether the Consolidated Financial Results represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial results of the entities within the Group to express an opinion on the Consolidated Financial Results. We are responsible for the direction, supervision and performance of the audit of financial information of entities included in the Consolidated Financial Results.

Deloitte

Haskins & Sells LLP

Materiality is the magnitude of misstatements in the Consolidated Financial Results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Results.

We communicate with those charged with governance of the Company regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

/s/ Anand Subramaian
Anand Subramanian Partner (Membership No. 110815) UDIN:

Bengaluru, July 17, 2025

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id - info@wipro.com ; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Year ended
	Particulars	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Income
	a) Revenue from operations	221,346	225,042	219,638	890,884
	b) Foreign exchange gains/(losses), net	182	224	(206)	32

I	Total income	221,528	225,266	219,432	890,916

	Expenses
	a) Purchases of stock-in-trade	545	810	664	2,967
	b) Changes in inventories of stock-in-trade	121	31	(2)	195
	c) Employee benefits expense	134,275	133,454	132,293	533,477
	d) Depreciation, amortization and impairment expense	6,855	7,217	7,289	29,579
	e) Sub-contracting and technical fees	25,578	24,896	24,767	100,148
	f) Facility expenses	4,198	4,113	4,133	16,067
	g) Travel	3,788	3,158	3,937	14,095
	h) Communication	797	899	993	3,842
	i) Legal and professional fees	1,889	3,133	2,282	11,270
	j) Software license expense for internal use	4,961	4,951	4,605	19,338
	k) Marketing and brand building	883	917	804	3,591
	1) Lifetime expected credit loss/ (write-back)	502	365	(26)	324
	m) (Gain)/loss on sale of property, plant and equipment, net	(66)	160	(23)	(606)
	n) Other expenses	1,478	2,075	1,647	5,358

II	Total expenses	185,804	186,179	183,363	739,645

III	Finance expenses	3,608	3,767	3,288	14,770
IV	Finance and other income	10,417	11,819	7,480	38,202
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

VI	Profit before tax [I-II-III+IV+V]	42,583	47,430	40,216	174,957

VII	Tax expense	9,218	11,549	9,850	42,777

VIII	Profit for the period [VI-VII]	33,365	35,881	30,366	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(229)	124	58	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(1)	(2,943)	(319)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	6,583	1,762	(1,399)	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	(55)	^	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(274)	(94)	4	(189)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	170	335	85	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1)	810	218	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	588	352	184	963

IX	Total other comprehensive income for the period, net of taxes	6,836	291	(1,169)	4,263

	Total comprehensive income for the period [VIII+IX]	40,201	36,172	29,197	136,443

1

X	Profit for the period attributable to:
	Equity holders of the Company	33,304	35,696	30,032	131,354
	Non-controlling interests	61	185	334	826

		33,365	35,881	30,366	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	40,137	36,005	28,865	135,595
	Non-controlling interests	64	167	332	848

		40,201	36,172	29,197	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,965	20,944	10,460	20,944

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				807,365

XIII	Earnings per share (EPS)
	(Equity shares of par value ₹ 2/- each)
	(EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3.18	3.41	2.87	12.56
	Diluted (in ₹)	3.17	3.39	2.87	12.52

^	Value is less than 0.5

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months ended June 30, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at June 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas	Designit A/S Wipro Bahrain Limited Co. W.L.L. Wipro Czech Republic IT Services s.r.o.	Designit Denmark A/S Designit Germany GmbH Designit Oslo A/S Designit Spain Digital, S.L.U Designit T.L.V Ltd.	U.K. Denmark Denmark Germany Norway Spain Israel Bahrain Czech Republic

	Wipro CRM Services	Wipro 4C Consulting France SAS Wipro CRM Services B.V. Wipro CRM Services ApS Wipro CRM Services UK Limited	Belgium France Netherlands Denmark U.K. Luxembourg Germany Italy Brazil
	Grove Holdings 2 S.á.r.l	Capco Solution Services GmbH The Capital Markets Company Italy Srl Capco Brasil Servicos E Consultoria Ltda

2

		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE	UAE
	PT, WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services		U.K.
Limited
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of
Oman
	Wipro Holdings Hungary Korlátolt		Hungary
Felelösségü Társaság
	Wipro Information Technology		Netherlands
Netherlands BV.
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A.(1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V.	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd	Wipro Ampion Holdings Pty Ltd (1)	Australia
Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa		South Africa
(Proprietary) Limited
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte		Singapore
Limited
	Wipro (Tianjin) Limited (4)		China
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Travel Services Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc. (1)	USA
		Edgile, LLC	USA
		HealthPlan Services,Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA

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		Wipro Designit Services, Inc. (1) Wipro Telecom Consulting LLC Wipro VLSI Design Services, LLC Applied Value Technologies, Inc.	USA USA USA USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc.	Wipro Life Science Solutions, LLC		USA USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 100% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings. Inc., The Capital Markets Company BV. Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.	Capco Consulting Services LLC Capco RISC Consulting LLC The Capital Markets Company LLC		USA USA USA USA
HealthPlan Services, Inc.	HealthPlan Services Insurance Agency, LLC		USA USA
International TechneGroup Incorporated	International TechneGroup Ltd. ITI Proficiency Ltd Mech Works S.R.L.		USA U.K. Israel Italy
Wipro NextGen Enterprise Inc.	LeanSwift AB		USA Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd	Attune Netherlands B.V. (5)	Sri Lanka Netherlands
	Rizing Solutions Canada Inc.		Canada
Rizing LLC

Aasonn Philippines Inc.

Rizing B.V.

Rizing Consulting Ireland Limited

Rizing Consulting Pty Ltd.

Rizing Geospatial LLC

Rizing GmbH

Rizing Limited

Rizing Consulting USA, LLC (formerly known as Rizing Consulting USA, Inc.)

Rizing Pte Ltd. (5)

USA Philippines Netherlands Ireland Australia USA Germany U.K. USA Singapore
The Capital Markets Company BV

CapAfric Consulting (Pty) Ltd

Capco Belgium BV

Capco Consultancy (Malaysia) Sdn,

Bhd

Capco Consultancy (Thailand) Ltd

Capco Consulting Singapore Pte. Ltd

Capco Greece Single Member P.C

Capco Poland sp, Z.O.O

Belgium South Africa Belgium Malaysia Thailand Singapore Greece Poland

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The Capital Markets Company (UK) Ltd

The Capital Markets Company GmbH

The Capital Markets Company Limited

The Capital Markets Company Limited

The Capital Markets Company S.a.r.l

The Capital Markets Company S.A.S

The Capital Markets Company s.r.o

		Capco Austria GmbH Andrion AG	U.K. Germany Austria Hong Kong Canada Switzerland Switzerland France Slovakia
Wipro Ampion Holdings Pty Ltd	Wipro Revolution IT Pty Ltd Wipro Shelde Australia Pty Ltd		Australia Australia Australia
Wipro Appirio, Inc.	Wipro Appirio (Ireland) Limited Topcoder, LLC.	Wipro Appirio UK Limited	USA Ireland U.K. USA
Wipro Designit Services, Inc.	Wipro Designit Services Limited		USA Ireland
Wipro do Brasil Technologia Ltda	Wipro do Brasil Servicos Ltda Wipro Do Brasil Sisteinas De Informatica Ltda		Brazil Brazil Brazil
Wipro Portugal S.A.	Wipro Technologies GmbH	Wipro Business Solutions GmbH (5) Wipro IT Services Austria GmbH	Portugal Germany Germany Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.	Rizing Germany GmbH Attune Italia S.R.L Attune UK Ltd.		Netherlands Germany Italy U.K.
Rizing Pte Ltd.	Rizing New Zealand Ltd. Rizing Philippines Inc. Rizing SDN BHD Rizing Solutions Pty Ltd		Singapore New Zealand Philippines Malaysia Australia
Wipro Business Solutions GmbH	Wipro Technology Solutions S.R.L		Germany Romania

As at June 30, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust Wipro Foundation	India India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) -Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

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Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America; Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2025, March 31, 2025, June 30, 2024, and year ended March 31, 2025 are as follows:

	Three months ended			Year ended
Particulars	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,097	73,721	67,700	281,824
Americas 2	67,070	68,582	67,338	271,972
Europe	56,817	58,552	60,422	240,077
APMEA	23,816	23,598	23,503	94,351

Total of IT Services	220,800	224,453	218,963	888,224
IT Products	728	813	469	2,692

Total segment revenue	221,528	225,266	219,432	890,916

Segment result
IT Services
Americas 1	14,994	16,195	13,687	58,186
Americas 2	13,385	15,513	15,533	61,326
Europe	6,026	8,140	5,873	29,434
APMEA	2,979	3,672	2,441	12,850
Unallocated	750	(4,250)	(1,477)	(10,157)

Total of IT Services	38,134	39,270	36,057	151,639
IT Products	20	28	(47)	(173)
Reconciling Items	(2,430)	(211)	59	(195)

Total segment result	35,724	39,087	36,069	151,271

Finance expenses	(3,608)	(3,767)	(3,288)	(14,770)
Finance and other income	10,417	11,819	7,480	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

Profit before tax	42,583	47,430	40,216	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

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c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses). net in revenues amounting to ₹ 182, ₹ 224, and ₹ (206) for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 2,469 for the three months ended June 30, 2025, and ₹ Nil for three months ended March 31, 2025, June 30, 2024 and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
Amortization and impairment expenses on intangible assets	1,625	1,631	1,782	7,909
Change in fair value of contingent consideration	48	(2)	—	(169)

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 436, ₹ 1,195 and ₹ 1,329 for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (66), ₹ 160 and ₹ (23) for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, and ₹ (606) for the year ended March 31, 2025.

7.

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

8.

Earnings per share for the three months ended June 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹ 5/- (U.S.$ 0.06) per equity share and ADR (250% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

/s/ Rishad A. Premji
Place: Bengaluru	Rishad A. Premji
Date: July 17, 2025	Chairman

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